SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that the Board of Directors of Eletrobras approved on this date, the inflow of funds in the Company, in the amount of R$ 1 billion, through advance for futuramento capital increase - AFAC to be made by the shareholder controller, Federal Government.

These resources will be allocated to capital expenditure for the year 2016, included in the budget of the Eletrobras holding, being prohibited the use of these resources by transfer, in any way, for the distribution companies subsidiary of Eletrobras.

The Company clarifies that the said AFAC is necessary to complete the sources of necessary resources for the Global Spending Program (PDG) 2016, approved by Decree No. 8,632 of December 30, 2015, due to the frustration of some resources provided originally in Company's capital budget, such as: (i) non-receipt of expected dividends of some investees due to the losses recorded in the 2015 financial year; (Ii) non-receipt, to date, the amounts of indemnities relating to the renew of generation and transmission concessions in accordance with Law 12,783/2013, awaiting regulation by the Grantor regarding the conditions for the payment; and (iii) difficulty of access at this time, the debt market due to the macroeconomic and current sector conditions.

The Company will keep the market informed about the future capitalization of mentioned AFAC, and should be observed on this occasion, all the formalities established in the applicable legislation.

Rio de Janeiro, April 6,  2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.